NEWS FOR INVESTORS

STET Hellas Telecommunications SA

STET HELLAS ANNOUNCES THE DEPARTURE OF CHIEF EXECUTIVE OFFICER, NIKOLAOS VARSAKIS

ATHENS, September 10, 2004 – STET Hellas Telecommunications S.A. (NASDAQ: STHLY; Amsterdam: STHLS) today announced that effective today, Mr. Nikolaos Varsakis has resigned from his current position of Board of Directors member and Chief Executive Officer, due to personal reasons.

STET Hellas thanks Mr. Varsakis for his dedicated years of service to the company and wishes him every success for the new responsibilities that await him in his professional future.

The company’s Board of Directors has been convened for next week in order to appoint the new CEO of STET Hellas.

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Investor Relations:
Rania Bilalaki
Tel: +30 210 615 8585

ir@tim.com.gr
www.tim.com.gr/en/ir.cfm

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe and its TIM brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.